Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ENTREMED, INC.

EntreMed, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

 FIRST: That the Board of Directors of the Corporation has duly adopted resolutions: (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment of Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) to combine each eleven (11) outstanding shares of the Corporation's common stock, par value $0.01 per share (the “Common Stock”), into one (1) share of Common Stock, par value $0.01 per share; and (ii) declaring this Certificate of Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: That this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors and the stockholders of the Corporation.

THIRD: That the capital of the Corporation shall not be reduced under or by reason of this Certificate of Amendment.

FOURTH: That upon the effectiveness of this Certificate of Amendment, Article FOURTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated such that, as amended, said paragraph below shall read as follows:

“The total number of shares of capital stock which the Corporation is authorized to issue is One Hundred Seventy Five Million (175,000,000) divided into two classes as follows:

(A)  Common Stock. One Hundred Seventy Million (170,000,000) shares of common stock, $.01 par value per share (“Common Stock”), the holder of which shall be entitled to one vote for each share on all matters required or permitted to be voted on by stockholders of the Corporation, and

(B)  Preferred Stock. Five Million (5,000,000) shares of preferred stock, $1.00 par value per share (“Preferred Stock”).

Effective at 8:00 a.m. on July 1, 2010, each eleven (11) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”).  No fractional shares shall be issued upon the Reverse Stock Split.  All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fraction multiplied by the fair market value per share of the Common Stock as determined in a reasonable manner by the Board of Directors.  Upon surrender by a holder of a certificate or certificates for Common Stock (including, for this purpose, a holder of shares of Common Stock issuable upon conversion of Preferred Stock), duly endorsed, at the office of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock, or book-entry shares in lieu of a new certificate or certificates evidencing and representing the number of shares of Common Stock, that such holder shall be entitled to following the Reverse Stock Split.”

Exhibit 3.1

FIFTH:    This Certificate of Amendment shall become effective at 8:00 a.m. on July 1, 2010.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Cynthia W. Hu, its Chief Operating Officer, General Counsel and Secretary, this 30th day of June, 2010.

ENTREMED, INC.

By:	/s/ Cynthia W. Hu
Name:	Cynthia W. Hu
Title:	Chief Operating Officer, General Counsel &
Secretary